Exhibit 6

Otemachi Park Building 1-1-1 Otemachi, Chiyoda-ku Tokyo 100-8136, Japan

CERTIFICATE

I, attorney-at-law, do hereby certify that attached hereto are true, correct and complete copies of the following law and an excerpt from law, with true and correct English translations of such law and an excerpt and that these law and excerpt are in full force and effect as of the date hereof,

(a) Act of the Incorporated Administrative Agency - Japan International Cooperation Agency (Act No. 136 of 2002); and

(b) Excerpts from Act Concerning Special Measures with respect to Acceptance of Foreign Capital from International Bank for Reconstruction and Development, etc. (Act No. 51 of 1953) (Article 2, Paragraph 2 of Article 3, Paragraph 1 of Article 5 and Paragraph 2 of Supplementary Provisions).

IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of September 2025.

Anderson Mori & Tomotsune

By	/s/ Hiroto Ando
Hiroto Ando